June 27, 2006

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:	GUIDESTONRE FUNDS
File No. 811-10263

Ladies and Gentlemen:

On behalf of GuieStone Funds (the “Trust”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

1.	A copy of the Fidelity Bond and any riders thereto for the Trust and other joint insureds (attached as Exhibit A); and

2.	A copy of the resolutions ratified at the May 22-23, 2006 Meeting of the Board of Trustees of the Trust in which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Fidelity Bond and the portion of the premium paid by the Trust (attached as Exhibit B); and

3.	A copy of the Amended and Restated Joint Insured Bond Agreement, by and among the Trust and other joint insureds, pursuant to paragraph (f) of Rule 17g-1 (attached as Exhibit C).

If the Trust had not been named as a co-insured under this Joint Insured Bond Agreement, the Trust would have maintained a single-insured bond in the amount of at least $2,500,000.00 as required under paragraph (d) of the Rule. An initial premium of $52,900 was paid for the period June 1, 2006 through June 1, 2007.

Please contact me at (302) 791-1765 if you have any questions.

Sincerely,

/s/ Linda R. Ridolfi
Linda R. Ridolfi
Assistant Vice President, Regulatory Administration
PFPC Inc.

cc:	Jeff Billinger	Donald Smith, Esq.
	Patrick Glazar	Fatima L. Sulaiman, Esq.
	Rodney R. Miller, Esq.	Patricia A. Weiland
Curtis D. Sharp